[Letterhead of Crowell & Moring LLP]

Morris F. DeFeo, Jr.

202-624-2925

mdefeo@crowell.com

July 7, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 11, 2009

File No. 001-32283

Dear Mr. Gilmore:

Set forth below are responses to the comments which were provided by the Commission’s Staff to QuadraMed Corporation (“QuadraMed” or the “Company”) by your letter dated June 9, 2009 (the “Comment Letter”), regarding the above-referenced filing (the “Form 10-K”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, please find enclosed with this letter the statement of the Company requested by the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.	Business, page 2

General

Comment 1. You indicate in your risk factor disclosure that you are “materially reliant” on third-party licenses for certain technology used to develop and operate your products. We were unable, however, to locate a discussion of these licenses in the business section. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed in the business disclosure. Please advise. In addition, it appears that you have not filed as exhibits to your Form 10-K any of these license agreements, other than the agreements with InterSystems Corporation that are filed as Exhibits 10.25 and 10.26. Please provide us with your analysis, in quantified terms if possible, as to whether you are required to file any other of your third-party licenses as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company’s risk factor on page 13 of the Form 10-K states that the Company is “materially reliant upon licenses with the following third-party vendors: InterSystems Corporation, Document Storage Systems, Inc., Megas Corporation, Unicor Medical, Oracle, Microsoft, Quovadx, Jinfonet, the American Medical Association and the American Hospital Association.” As of June 30, 2009, the Company has determined that its licenses with InterSystems Corporation (“InterSystems”) and Document Storage Systems, Inc. (“DSS”) are material to an understanding of the Company’s business and merit further discussion in the Company’s Business section. The Company, however, has concluded that the other vendor licenses listed above are not material because (1) they were entered in the normal course of the Company’s business, and (2) the Company believes that it could find alternatives to such vendors if necessary without substantial additional cost or disruption to its business.

InterSystems provides the Company with the Cache Database, Ensemble interface engine and related system tools, which are important in respect of multiple Company products, including Affinity and QCPR. Currently, no other vendors provide equivalent technology for the InterSystems technology used in the Company’s products. The Company’s agreement, as amended, with InterSystems is a nonexclusive license that was originally signed on June 26, 1989 and expired on June 26, 2009 (as to certain Company products) and expires on August 5, 2010 (as to other products). The Company is actively seeking the applicable renewal and is currently continuing on a month-to-month basis in the interim period, and InterSystems has been working with the Company to ensure that the Company’s customers can purchase the appropriate technology. As the Staff has noted, the Company has previously filed the InterSystems agreements as material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

DSS is a subcontractor to the Company pursuant to the Blanket Purchase Agreement (“BPA”) with the Department of Veterans Affairs (the “VA”). This vendor provides Vista integration software and integration of Encoder Product Suite components from the Company, Unicor Medical (“Unicor”), and Megas Corporation (“Megas”). Without DSS’s software and services, the Company would have difficulty meeting its obligations to the VA. The term of the Company’s agreement with DSS is coterminous with the Company’s contract with the U.S. General Services Administration (“GSA”), expiring January 8, 2011, and will be automatically renewed at such time as the GSA contract is renewed. While the Company entered into the contract with DSS in the ordinary course of business, as the Company could not replace the services provided by DSS in respect of the Company’s obligations to the VA, the Company has determined that the BPA Subcontract with DSS constitutes a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. As a result, the Company will include this agreement as an exhibit to its Form 10-Q for the quarterly period ended June 30, 2009, as well as reference such material contract and the InterSystems contract discussed above in future filings under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable.

Each of Megas and Unicor are subcontractors to the Company pursuant to the BPA with the VA, providing elements of the products used by the VA under contracts that are coterminous with the BPA and renew automatically if the BPA is renewed. Oracle provides the Company with databases for a number of the Company’s products, including the Quantim family of products, Tempus One/Tempus Express, Patient ID, and Computerized Physician Order Entry. The Company’s agreement with Oracle has expired, and the parties currently perform on a month-to-month basis. The Company currently intends to renew this agreement. Microsoft’s SQL Server Database and Windows products are used internally by the Company and in such products as Insight, MPISpy with Smartmerge, Smart ID, Smart I/X, Health Notes, PFS/WM, and also with the Quantim family of products. The Company’s three-year agreement with Microsoft expires on January 30, 2010, and the Company currently intends to renew this agreement. Quovadx supplies an interface engine for use in the Company’s Affinity Gateway product. The ten-year agreement expires on June 1, 2011. Jinfonet provides a report writer for the Company’s Quantim family of products. The Company’s license to resell these products expires June 30, 2010 and the Company currently intends to renew this agreement. While the Company views each of these vendors and their products/services as important, none are material to the Company’s business. In each instance, the Company believes that it could replace these vendors or their products/services with substitutes without substantial additional cost or disruption to its business. As a result, the Company has determined that it is not necessary to file the agreements with these vendors as exhibits to its Form 10-K, as these contracts were entered into in the ordinary course of business and do not represent material contracts on which the Company’s business is substantially dependent. The total payments to the vendors named above, including amounts paid in respect of day-to-day business and operating activities, for the fiscal year ended 2008 consisted of $7.5 million, which represented 5.4% of the Company’s total operating costs for 2008.

The Company has licenses with the American Medical Association (“AMA”) and American Hospital Association (“AHA”) to provide coding for various Company products with CPT codes. These licenses allow the Company’s customers to access the AMA or AHA codes used throughout the industry in articles or patient records. The AMA contract is year-to-year and expired at the end of June 2009. The Company is in the process of renewing this contract. The AHA agreement is evergreen and can be terminated in May of any year by either party. Without either of these licenses, while the Company would be unable to supply the AMA or AHA codes from other sources, the Company’s customers could enter into licenses for such codes directly with the AMA or AHA. Therefore, the Company does not view itself as being substantially dependent upon the licenses with the AMA and AHA, which were entered into in the ordinary course of business. As a result, the Company has determined that it is not necessary to file the agreements with these vendors as exhibits to its Form 10-K. The total payments to the AMA and AHA for the fiscal year ended 2008 consisted of $1 million, which represented 1% of the Company’s total operating costs for 2008.

The Company will revise the risk factor referred to in this Comment in future filings under the Securities Act and the Exchange Act to clarify the level of reliance on such vendors. A revised draft of the proposed risk factor, black-lined against the risk factor as filed in the Form 10-K, is as follows:

We ~~are Dependent~~Depend Upon Third-Party Software Licenses in Connection with the Sale of Our Software. If Certain of These Licenses Are Not Renewed or Are Terminated, We May Not Be Able to Continue to Use the Related Technology on Commercially Reasonable Terms or at All.

We depend on licenses from a number of third-party vendors for certain technology, including the computer hardware, operating systems, database management systems, programming language and runtime environment upon which we develop and operate our products. We are ~~materially~~ reliant upon ~~licenses with the following~~ third-party vendors~~: InterSystems Corporation, Document Storage Systems, Inc.,~~ Megas Corporation, Unicor Medical, Oracle, Microsoft, Quovadx, Jinfonet, the American Medical Association and the American Hospital Association~~.~~ and are materially reliant upon licenses with third party vendors InterSystems Corporation and Document Storage Systems, Inc. (“DSS”). Most of these licenses expire within two to four years. Such licenses can be renewed only by mutual consent and may be terminated if we breach the license terms and fail to cure the breach within a specified time period. If the ~~such~~ licenses with InterSystems and DSS are terminated, we may not be able to continue using the technology on commercially reasonable terms or at all. Replacing or developing alternatives to the licenses with the other vendors upon which we rely may require a material level or additional time and effort. As a result, we may have to discontinue, delay or reduce product shipments until equivalent technology is obtained, which could have a material adverse effect on our business, financial condition and results of operations. However, as all application software companies, including QuadraMed and our competitors, are reliant on licensed technology and third-party components, we believe our reliance on such technology and licenses does not place us at a competitive disadvantage.

At present, there is no equivalent technology for the InterSystems Corporation technology which is an integral component of our Patient Care and Revenue Management product line. The Company has entered into several agreements with InterSystems Corporation regarding the licensed technology relating to our Patient Care and Revenue Management product line. However, if InterSystems Corporation ceased to offer this technology and no other vendor provided the technology, we would be required to migrate our Patient Care and Revenue Management products to a new database platform or redesign our products to work with new software tools. This could be very costly and difficult to achieve and could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we would successfully migrate our Patient Care and Revenue Management products to a new platform.

DSS is a subcontractor to the Company pursuant to the Blanket Purchase Agreement with the Department of Veterans Affairs (the “VA”) and provides

Vista integration software and integration of Encoder Product Suite components from the Company, Unicor and Megas. Without DSS’s software and services, we would have significant difficulty meeting our obligations to the VA. As we could not easily replace the services provided by DSS in respect of our obligations to the VA, we would need to identify an alternative to DSS’s integration services or develop such services ourselves. It could have a material adverse effect on our business, financial condition and results of operations if DSS were to cease offering its services to us.

Most of our third-party licenses are non-exclusive and competitors may obtain the same or similar technology. In addition, if vendors choose to discontinue support of the licensed technology, we may not be able to modify or adapt our products.

Comment 2. We note the disclosure on page 7 and elsewhere in your filing relating to business conducted by the company in foreign countries. However, we are unable to locate in your Form 10-K the disclosure called for by Item 1.01(d)(i) of Regulation S-K relating to revenues attributed to external customers by geographic area. Please advise.

For fiscal year 2008, the Company’s U.S.-based customers accounted for $142.5 million, or 95% of its revenues, and its non-U.S.-based customers accounted for $7.9 million, or 5% of its revenues. No individual country, other than the U.S., accounted for a material portion of the Company’s 2008 revenues.

The Company notes that its Form 10-K included a discussion of notable events involving international customers. At page 7 under the heading “International”, the Company stated:

We signed a significant contract to extend our relationship with the Saudi Arabia National Guard Health Affairs (“NGHA”), located in Riyadh, Saudi Arabia. This QCPR expansion represented sales bookings of approximately $8.8 million, with a total contract value of approximately $10.6 million. Currently installed at one hospital and four primary healthcare centers in the central region of Riyadh, QuadraMed will install QCPR at three additional hospitals and twelve primary healthcare centers.

Such contract with NGHA was executed in July 2008. Prior to this date, the Company’s revenue and contractual activity with NHGA, a customer acquired as a result of the Company’s September 2007 acquisition of the Computerized Patient Record (“CPR”) business and assets from Misys plc (which was described more fully in Note 4 to the financial statements in the Form 10-K), was insignificant and related only to annual support and maintenance associated with system installations completed prior to the acquisition of the CPR business and assets.

The Company’s Form 10-K also included the following disclosure on page 7 under the heading “International”:

In 2008 we sold the assets of the Sydney, Australia based QuadraMed International (“QMI”) healthcare laboratory and radiology business to Integrated Software Solutions (“ISS”) headquartered in North Sydney, Australia. As a result of the QCPR acquisition we now have a fully integrated hospital laboratory and radiology solution with clients operational in the U.S., U.K. and Saudi Arabia. This made the QMI solution redundant, and therefore, it became a non-strategic asset to us. ISS now assumes full responsibility for maintenance and support for the QMI clients.

The QMI assets referred to in this disclosure contributed approximately $1.7 million, or approximately 1%, of the Company’s consolidated revenue, during 2007. Due to the immaterial nature of international revenue associated with the QMI assets, the Company had not previously disclosed its international revenue associated with the QMI business, which has since been sold.

In future filings under the Exchange Act, as revenue is recognized from international customers, the Company will disclose the information required by Item 1.01(d)(i) of Regulation S-K related to revenues attributed to external customers by geographic area.

Customers, page 8

Comment 3. You disclose that sales to The County of Los Angeles accounted for 12% and 14% of your total revenues for fiscal 2007 and 2008, respectively, but you do not appear to have disclosed the material terms of your contractual arrangements with this significant customer. In your response letter, please describe your arrangements with The County of Los Angeles and confirm that you will provide conforming disclosure in future filings; or advise.

The County of Los Angeles (“LACO”) has been a customer of the Company since 1989. The Company’s relationship with LACO is currently governed by two prime agreements. The first prime agreement, originally signed on January 27, 1997, governs three facilities (Rancho Los Amigos, Martin Luther King Jr., and High Desert Hospital), and the second prime agreement, originally signed on June 29, 1999, governs an additional three facilities (Harbor, Olive View and Los Angeles County and the University of Southern California). Each of these prime agreements has been amended and renewed numerous times since its original execution. Both of these prime agreements expire by their terms on December 31, 2009, but the Company currently intends to seek renewal of each agreement.

Under these prime agreements, LACO has purchased software from the majority of the Company’s product lines, including Access Management, Care Management, Health Information Management and Financial Management. Generally, LACO purchases the Company’s proprietary software, software of third-party providers and third-party hardware under these agreements. All software is licensed for a perpetual term. Also purchasable under these agreements are services including maintenance, software installation, training and consulting services related to the Company’s licensed software, fees for providing management services, specialized staffing and analytical services.

The Company hereby confirms that it will provide disclosure consistent with the foregoing regarding the significance of LACO as a customer in future filings under the Exchange Act.

Comment 4. Further, we note that you have not filed as exhibits to your Form 10-K any agreements with The County of Los Angeles or with the Department of Veteran Affairs, the latter of which you disclose accounted for 18% and 19% of your total revenues for fiscal 2007 and 2008, respectively. Please provide us your analysis as to why you apparently believe you are not required to file your agreements with these significant customers as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In the past and as of June 30, 2009, the Company has evaluated the significance of its contracts with its major customers. The Company has determined that the contracts with LACO were entered into in the ordinary course of business under standard terms and are significant only to the extent that a sizable amount of the Company’s revenue is attributable to this customer. The Company respectfully submits that the significance of its revenue from LACO has been fully and consistently disclosed in its filings. While the hypothetical loss of this customer would certainly be detrimental to the Company, the same can be said for the loss of any large customer of any company, including the Company’s competitors. The Company’s business does not depend on the continuance of its contracts with LACO. Therefore, the Company respectfully submits that it has declined to file its contracts with LACO as material contracts because it has determined that it is not substantially dependent on the agreements with these customers within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

In evaluating its relationship with the VA, while the Company has concluded that it is not substantially dependent on such contract and, as with LACO, the significance of the revenue related to this contract has already been fully and consistently disclosed, upon review, the Company has determined that the contracts may not necessarily constitute ordinary course contracts. The BPA with the VA is unlike the Company’s other customer contracts. The Company’s products and services have been specifically adapted for the customer’s needs and according to the customer’s specific requests, and the Company has 38, or 6% of its employees as of December 31, 2008, geared solely towards the performance of the VA contract (including services, renewals, etc.). In addition, three of the third-party vendors discussed in response to Comment No. 1 of this Letter above (DSS, Megas and Unicor) relate solely to the Company’s provision of services to the VA.

While the GSA Schedule is already publicly available, and the VA BPA is on file with Department of Veterans Affairs, for the reasons discussed above, the Company will file a copy of the VA BPA as an exhibit to its Form 10-Q for the quarterly period ended June 30, 2009, as well as reference such material contract in its future filings under the Securities Act and the Exchange Act, as applicable.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 29

Comment 5. In the interest of providing readers with a better insight into management’s considerations and judgments in accounting for goodwill, please refer to Section V of Interpretive Release 33-8350 and tell us how you considered disclosure of the following:

•	How you determined the reporting unit level at which you test goodwill for impairment;

•	The valuation methodology used to determine reporting unit and goodwill valuation;

•

If multiple valuation approaches are used, include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	If multiple valuation approaches are used, how you weight each of the methods used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for evaluating goodwill impairment in the current year have changed since the prior year highlighting the impact of any changes.

In respect of the first item of Section V of Interpretive Release 33-8350 bulleted above, the Company notes that in Note 1 to the Company’s 2008 financial statements in its Form 10-K, the Company stated that it “has considered itself to be a single reporting segment, specifically a software provider segment.” In preparing its Form 10-K, the Company further considered whether it had reporting units within guidance provided by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), paragraph 30, which indicates “[a] component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” The Company notes that it only maintains financial information for its one reporting segment, and it does not maintain discrete financial information at a more defined component level. Accordingly, the Company only tested goodwill at its single reporting segment level.

In respect of the second bulleted point above, please refer to the Company’s response to Comment 15, which describes the valuation methodology used to determine potential goodwill impairment as of December 31, 2008.

In respect of the third, fourth and fifth items bulleted above, the Company submits that it did not use multiple valuation approaches in testing for goodwill impairment. Please see the response to Comment No. 15 below in this Letter for a more complete discussion of this analysis.

In respect of the final item bulleted above, the Company submits that in preparing the Company’s financial statements for the three-month period ended March 31, 2009, the Company considered the assumptions and methodologies used as of the December 31, 2008 goodwill testing date and the Company’s management evaluated whether there had been any significant negative changes in such assumptions. The Company’s management specifically considered the value of the Company’s common stock as of its March 31, 2009 reporting date and during the April/May 2009 timeframe prior to filing its Form 10-Q for the three months ended March 31, 2009. Such review showed that the Company’s publicly traded common stock price increased from its December 31, 2008 level, leading to an increase in the Company’s market capitalization over the levels determined as of December 31, 2008. The Company further considered its first fiscal quarter 2009 operating results against its fiscal year 2009 budget, which was used as the basis for preparing a discounted cash flow analysis to validate the work performed by the independent valuation firm as of December 31, 2008. The Company’s results for the quarter were favorable to the budget. Based on the increases in market capitalization and the favorable performance to budget, the Company determined there were no additional indicators of impairment since its impairment analysis as of December 31, 2008.

The Company will perform a similar analysis during the remaining reporting periods of 2009 before its 2009 annual goodwill analysis is prepared as of December 31, 2009 and confirms that it will disclose the results of such analysis, if warranted, in its future filings under the Exchange Act.

Comment 6. Your disclosure indicates that the “determination of fair value of the identifiable net assets acquired is determined based upon a third-party valuation and evaluation of other factors.” Please describe the nature and extent of the third party valuation firm’s involvement in the determination of the fair value of these assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.2 of our Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/sasinterp.htm for guidance.

In connection with the Company’s allocation of the purchase price of its acquisition of the Misys Computerized Patient Records business in September 2007, the Company estimated the fair value of certain tangible and intangible assets acquired and certain liabilities assumed in such acquisition. The Company engaged a third party valuation specialist to assist management in the performance of fair value calculations and the ultimate determination of fair values for such tangible and intangible assets and liabilities.

The valuation specialist followed the generally accepted appraisal standards promulgated by the American Society of Appraisers and the Appraisal Foundation (“ASAAF”). The specialist’s valuation study considered all three traditional approaches to value: income, cost and market, and in accordance with ASAAF standards, applied the most relevant approach. The Company’s management was integrally involved in the valuation process, and the valuation was based on management’s financial projections and other assumptions which were provided to the specialist to perform the fair value calculations. While the Company considered and relied in part on the work of the specialist, management reviewed and approved the specialist’s methodology and adopted the valuation conclusions following such review as its own.

Accordingly, in its consideration of the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist and Question 141.02 of the Staff’s Compliance and Disclosure Interpretations relating to the Securities Act, the Company concluded that it did not need to obtain nor file the written consent of the valuation specialist because its disclosure was not intended to attribute the Company’s determination of fair value estimates solely to the third party valuation specialist.

The Company further notes that in its future filings, it will revise its disclosure to clarify the extent of its reliance on such specialists and where such third party valuation specialists are subsequently relied upon as experts as described in Rule 436(b) of Regulation C, the Company will disclose the name of such experts and, if such filings are incorporated by reference into a Securities Act registration statement, the written consent of such persons shall be filed as an exhibit.

Item 9A.	Disclosure Controls and Procedures.

Evaluation of Disclosure Controls and Procedures, page 48

Comment 7. We note the disclosure that your management, including your chief executive officer and chief financial officer, conducted an evaluation “to ensure that information [you] are required to disclosure in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms” and that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the date of such evaluation. We note the same disclosure in your Form 10-Q for the quarterly period ended March 31, 2009. In your response letter, please confirm, if true, that your officers evaluated and concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

The Company hereby confirms that evaluations were conducted as of December 31, 2008 and March 31, 2009 as to the effectiveness of the Company’s disclosure controls and procedures in ensuring that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure. Further, the Company confirms that its CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008 and March 31, 2009 in respect of the foregoing evaluation.

The Company will include the entire definition of disclosure controls and procedures as set forth in Rule 13a-15(e) under the Exchange Act in future filings under the Exchange Act.

Comment 8. We note your disclosure at the bottom of page 48 stating that disclosure controls and procedures cannot “provide absolute assurance of achieving financial reporting objectives because of their inherent limitations.” In your response letter, please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-K. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level. In the alternative, you may omit from future filings the reference to the level of assurance of your disclosure controls and procedures, as we note you have done in your Form 10-Q for the quarter ended March 31, 2009. Please see Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

The Company hereby confirms that its CEO and CFO concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008. The Company further notes that it intends to omit the reference to such assurance level for its disclosure controls and procedures in future filings under the Exchange Act.

Item 11.	Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009)

Compensation Discussion and Analysis

Company Compensation Structure, page 18

Comment 9. Please ensure that you provide all of the information required by Item 407(e)(3)(iii) of Regulation S-K with respect to the compensation consultants engaged to assist in determining the amount and form of compensation for your executive officers, as discussed in this section. For example, identify in your response letter and in future filings the compensation consulting firms whose services you have utilized in this manner.

The Company respectfully submits that compensation consultants were not engaged to consult on executive compensation in the period of 2006 to 2008, the period covered by the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2009 (the “Proxy Statement”). However, in the first quarter of 2009, the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors (the “Board”) retained the independent compensation consulting firm of PRM Consulting Group (“PRM”) to propose to the Compensation Committee possible long-term cash and/or equity incentive arrangements for the Company’s key executive officers. The Compensation Committee retained PRM directly, and PRM’s review and evaluation were in progress during the time of the Company’s preparation of the Proxy Statement.

In retaining PRM, the Compensation Committee requested that its evaluations and recommendations consider and appropriately address the Company’s existing salary structure and outstanding equity awards for key executives (including the fact that most stock options of key executive officers were “out-of-the-money”), as well as current industry and peer group best practices and compensation regimes. In addition, as noted by the Company in its Proxy Statement on page 19, as the Compensation Committee’s focus was on the creation a long-term compensation plan, the Compensation Committee instructed PRM to develop its recommendations to “offer the best incentives to [the Company’s] executive officers to achieve progressive long-term sustained growth in revenues (so-called ‘top-line growth’), incorporate flexibility to adjust to changing circumstances, and include targets that are challenging yet achievable.” At the present time, PRM and the Compensation Committee are working to finalize the terms of a long-term incentive compensation plan for submission to the Board for ratification.

No other compensation consultants have been retained by the Compensation Committee, Board or Company to determine or recommend executive or director compensation in the past three years, although PRM has been retained previously by the Committee to report on the compensation packages (including salary, bonus and equity compensation) of comparable companies in the Company’s industry and geographic area. Further, the Company’s Human Resources department subscribes to market compensation data reports for technology companies from third parties.

The Company will include the information required by Item 407(e)(3)(iii) of Regulation S-K with respect to the compensation consultants in its future filings.

Cash Bonuses, page 19

Comment 10. It appears from your disclosure that certain corporate performance targets were material to QuadraMed’s executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of cash bonuses paid to named executive officers pursuant to your 2008 Incentive Compensation Plan. However, you have not provided quantitative disclosure of the specific targets for net income, revenue and sales bookings that were used to determine 2008 cash bonuses under the plan for your named executive officers. It appears that you have not provided quantitative disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction; or advise.

The Company hereby confirms that it has omitted the adjusted EBITDA, revenue and sales bookings targets specified in the Company’s 2009 Incentive Compensation Plan (the “2009 ICP”), sales booking targets in the Company’s 2008 Sales Overachievement Bonus Plan (the “2008 SOBP”), and 2010 and 2011 adjusted EBITDA targets in the Company’s Executive Long-Term Bonus Plan (the “ELBP”) due to its reliance on Instruction 4 to Item 402(b) of Regulation S-K. The Company also confirms that it has conducted a competitive harm analysis supporting its reliance on such Instruction 4.

The Company believes that disclosing the specific levels for the adjusted EBITDA, revenue and sales bookings targets in respect of the 2009 ICP would be the functional equivalent of issuing guidance estimates on the Company’s financial performance for fiscal year 2009. The

Company traditionally has not released earnings or other future performance guidance or estimates. Likewise, the Company viewed the 2010 and 2011 adjusted EBITDA targets in the now-terminated ELBP as constituting guidance about anticipated performance in future periods which the Company does not disclose publicly. Further, the sales bookings targets included in the now-terminated 2008 SOBP were not disclosed because the Company has not historically disclosed specific amounts for future sales bookings. The Company views each of these performance targets as very competitively sensitive, given the high degree of competition the Company experiences in soliciting new customers and existing client renewals, and thus respectfully submits that the Company may omit such information in reliance on Instruction 4 to Item 402(b) of Regulation S-K.

However, the Company has reexamined its competitive harm analysis for the net income (adjusted EBITDA), revenue and sales bookings corporate performance targets used in its 2008 Incentive Compensation Plan (the “2008 ICP”) in response to the Staff’s comment. The Company believes that in light of the completion of the fiscal period to which the 2008 ICP targets relate, the disclosure of the Company’s 2008 financial results and the disclosure of the amounts paid to the Company’s named executive officers under the 2008 ICP in the Proxy Statement, it may disclose the adjusted EBITDA, revenue target and sales booking target, as they are no longer competitively sensitive. Under the 2008 ICP, the adjusted EBITDA target was $16.3 million, the revenue target was $150 million and the sales booking target was $114 million.

The Company confirms that it will carefully consider the competitive harm analysis referenced in Instruction 4 to Item 402(b) of Regulation S-K in its future Exchange Act filings.

Executive Compensation

Payments Upon Termination and Change in Control

Severance Provisions for Named Executive Officers, page 35

Comment 11. It is unclear from the disclosure in your definitive proxy statement and other filings whether your former CEO Mr. Hagen was “involuntarily terminated,” as that term is defined in his employment agreement, such that he was contractually entitled to receive certain severance benefits upon termination of his employment agreement on March 25, 2009, or whether the company provided him with severance benefits that it was not contractually obligated to provide. In this regard, we note the disclosure in this section of your proxy statement of the consideration and benefits that Mr. Hagen “would have received” under the terms of his employment agreement if his service was involuntarily terminated. We note disclosure in other filings that similarly suggests that Mr. Hagen may not have been involuntarily terminated; for example, the press release and conference call transcript provided as exhibits to your Form 8-K filed on May 12, 2009, refer to Mr. Hagen’s “resignation.” However, the Separation and Release Agreement between the company and Mr. Hagen provided as an exhibit to your Form 8-K filed on March 30, 2009, states that Mr. Hagen’s termination constitutes an involuntary termination, as defined in his employment agreement. Please advise regarding these seemingly inconsistent disclosures. Tell us whether the company was contractually obligated to provide the severance benefits granted to Mr. Hagen upon his termination, and if not, why it nonetheless elected to do so.

In response to notice from the Company’s Board of Directors of its intent to re-define Mr. Hagen’s duties as the Company’s Chief Executive Officer and President, Mr. Hagen tendered his resignation from such positions. Such termination falls within the definition of “involuntary termination” in Mr. Hagen’s Employment Agreement, effective October 17, 2005 and amended on March 26, 2008. As such, Mr. Hagen was contractually entitled to the severance amounts provided in his Separation and Release Agreement.

With respect to the Company’s disclosure in its Proxy Statement on page 35 as to the severance benefits that Mr. Hagen “would have received” upon the involuntary termination of his employment other than for cause, the Company respectfully submits that it provided such information on Mr. Hagen’s severance provisions as of December 31, 2008 pursuant to Instruction 1 to Item 402(j) of Regulation S-K, as it did for the Company’s other named executive officers, but added a statement that Mr. Hagen’s employment agreement had been terminated on March 25, 2009. The Company further respectfully submits that Mr. Hagen’s involuntary termination did not meet the second requirement (i.e., that Mr. Hagen was not serving as a named executive officer at December 31, 2008) of Instruction 4 to Item 402(j) of Regulation S-K, which would have allowed the Company to provide the disclosure required by Item 402(j) of Regulation S-K only as of the date of the triggering event. The Company will amend its disclosure in future filings under the Exchange Act to eliminate any perceived inconsistencies regarding Mr. Hagen’s termination.

Item 13.	Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009)

Certain Relationships and Related Transactions, page 45

Comment 12. You disclose that the company’s Board Approval Policy requires approval of “all related-party transactions, as that term is defined by GAAP (including a series of similar or related transactions).” Please advise, and disclose in future filings, whether this policy applies to all transactions with related persons within the meaning of Item 404(a) of Regulation S-K. Please also ensure that you provide all of the disclosure required by Item 404(b)(1) of Regulation S-K with respect to your policy for approval of transactions with related persons, including, for example, a description of the standards to be applied pursuant to your policy.

The Company advises that its Board Approval Policy applies to all transactions with related persons within the meaning of Item 404(a) of Regulation S-K. The Company will amend its disclosure in future filings under the Exchange Act to clarify this issue.

The Company’s Board Approval Policy specifies a comprehensive list of the types of transactions which are subject to the approval of the Board or one of its committees prior to the execution by the Company or any subsidiary of any letter, agreement or document committing or obligating the Company or a subsidiary to such transactions. This list includes, but is not limited to:

•	each related-party transaction, as defined by GAAP (including a series of similar or related transactions);

•	employment contracts with any Company officer;

•	compensation plans in which Company officers or directors may participate;

•	employment contracts with non-officers if the base salary exceeds $250,000, the term exceeds one year, or the severance compensation exceeds $100,000;

•	director compensation;

•	grants of equity awards or deferred compensation to the Company’s Section 16 officers; and

•	agreements with Company directors or officers, or their affiliates, for the provision of goods and services to the Company.

In respect of the last bulleted item above, the approval of agreements with Company directors or officers, or their affiliates, for the provision of goods and services to the Company, the Board Approval Policy specifically provides that any such agreement requires the majority vote of the disinterested members of the Board. The Board Approval Policy is developed, reviewed and revised from time to time by the Board’s Nominating and Governance Committee.

The Charter of the Board’s Audit Committee (the “Audit Committee”) charges the Audit Committee, each member of which is an “independent director” under Commission and NASDAQ rules, with the responsibility “on an ongoing basis, [to] conduct appropriate review, oversight, and approval processes of all ‘related party transactions’ (those transactions required to be disclosed pursuant to Item 404 of Regulation S-K) for potential conflict of interest situations.” When such a related party transaction arises, the Audit Committee meets to discuss and consider such transaction, unless it is of a nature more appropriately considered by the Compensation Committee. The members of the Audit Committee act pursuant to their fiduciary duties of good faith, care and loyalty to the Company and its stockholders and in the pursuit of the best interests of the Company, as well as in their role as key overseers of the Company’s business ethics, as specified in the Audit Committee Charter. A current copy of the Audit Committee Charter is available on the Company’s website.

The Charter of the Compensation Committee charges the Compensation Committee, each member of which is an “independent director” under Commission and NASDAQ rules, with the responsibility for overseeing all Company director and executive compensation, benefits and perquisites policies and strategies. As a result, the Compensation Committee reviews and makes recommendations to the Board regarding each related party transaction involving director or officer compensation, benefits and policies. In addition to acting pursuant to their fiduciary duties of good faith, care and loyalty to the Company and its stockholders and in the pursuit of the best interests of the Company, the members of the Compensation Committee fulfill their responsibilities with a view to operating principles specified in the Compensation Committee Charter. These principles include, but are not limited to, emphasizing pay for performance and aligning the economic interests of executive officers with the short- and long-term interests of the Company’s stockholders. A current copy of the Compensation Committee Charter is available on the Company’s website.

Comment 13. In addition, we note the following disclosure: “Since January 1, 2008, no reportable related-party transactions have occurred nor is any such transaction currently proposed.” Please confirm, if true, that this statement applies to transactions with related persons within the meaning of Item 404(a) of Regulation S-K, in light of the reference in this section of your filing to the GAAP definition of “related-party transactions.”

The Company hereby confirms that no reportable related-party transactions within the meaning of Item 404(a) of Regulation S-K have occurred since January 1, 2008, nor are any currently proposed.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. QuadraMed Corporation and Basis of Presentation

Financial Statement Presentation and Principles of Consideration, page F-8

Comment 14. Your disclosures indicate that you have retroactively restated earnings per share information in the Statement of Operations to reflect the reverse split but the per share and shares outstanding data in your Balance Sheet and Statement of Stockholder’s Equity have not been retroactively restated. Please explain your basis for not retroactively restating the per share and shares outstanding data in the Balance Sheet and Statement of Stockholder’s Equity.

The Company acknowledges that Staff Accounting Bulletin (SAB) Topic 4-C indicates that “changes in the capital structure must be given retrospective effect in the balance sheet.” However, the Company believed that due to common stock activity associated with specific agreements and programs during the periods presented, including the exercise of warrants on a pre-split basis related to previous financing transactions, the periodic repurchases of the Company’s common stock from December 2007 to June 2008 (prior to the Company’s reverse split of its common stock) under a stock repurchase program authorized by the Company’s Board of Directors, and the privately negotiated stock repurchases of common stock from a large shareholder and the Company’s former CEO (following the Company’s reverse split of its common stock), presentation of the reverse split in the period consummated would provide better and more transparent information to the readers of the Company’s financial statements. The Company further noted that interpretive guidance from PricewaterhouseCoopers’ Comperio research service, which the Company utilized in analyzing this matter, indicates in section SEC 4220.25 Stock Splits / Dividends .251 SAB Topic 4-C “since existing SEC registrants do not always retrospectively adjust their balance sheet for stock splits, we will accept either approach (i.e. retrospective adjustment or recording the change in the period consummated).” As a result, the Company recorded the change in its outstanding common shares in both its balance sheet and statement of stockholders’ equity in the period the reverse split was consummated.

Note 3. Summary of Significant Accounting Policies

Goodwill, page F-12

Comment 15. Please tell us more about your goodwill impairment testing as of December 31, 2008. In this regard, we note that your market capitalization was significantly below your net book value at December 31, 2008. Considering that you have only one reporting unit, this information appears to contrast with the results of your testing. Please explain to us, in detail, how your tests were performed in compliance with SFAS 142 and how the significant difference between market capitalization and book value was considered when applying paragraph 23 of SFAS 142.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company tests goodwill for impairment annually or more often if an event or circumstances indicate that an impairment loss has been incurred. The Company has established December 31 of each year, the Company’s year-end reporting date, as its annual testing date under SFAS 142. Accordingly, the Company performed goodwill impairment testing for its 2008 financial statements as of December 31, 2008.

The Company considered paragraph 23 of SFAS 142 in evaluating whether its recorded goodwill was impaired. The Company used quoted market prices of its common stock on the NASDAQ stock exchange to estimate the fair value of the Company’s assets, as permitted in paragraph 23 of SFAS 142, which states:

The market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.

After determining the fair value based on quoted market prices provided an indicator of impairment, the Company engaged a third party valuation firm to perform an independent valuation of the Company. The third party valuation firm prepared a valuation report with emphasis on the market approach. Using this approach, this firm determined the fair value of the Company’s common equity on a minority freely tradable basis and applied a control premium based on comparable industry companies to determine the value of all the Company’s common stock. In addition, this firm determined the fair value of the Company’s preferred stock, which is not actively traded in the public market. The Company’s preferred stock was valued based on level 2 input from comparable publicly traded preferred stock with a similar dividend rate. The fair value determined using the market approach exceeded the Company’s net assets as of December 31, 2008.

While the Company considered and relied in part on the work of this third party valuation specialist, management reviewed and approved the specialist’s methodology and adopted the valuation conclusions following such review as its own. The Company further validated the fair value determined by the independent third party by performing other internal valuation analysis, including a Discounted Cash Flow Analysis (DCF) over a 5 year period.

Based on the analyses described above for the goodwill impairment test in accordance with SFAS 142, the $35.6 million of goodwill reported by the Company is not impaired and is deemed fully recoverable as of December 31, 2008. Accordingly, the Company respectfully submits that there are no impairment charges during the Company’s 2008 year.

Note 22. Major Customers, page F-32

Comment 16. Please tell us your consideration of disclosing total revenues related to federal government contracts during the periods presented. In this regard, we note that paragraph 39 of SFAS 131 indicates that the federal government would be considered a single customer.

The Company evaluated the amount of revenue from the federal government and determined that other than the VA, the amount of revenue from the federal government is insignificant. During 2008 and 2007, the Company recorded revenue of approximately $21,000 and $233,000, respectively, from the federal government, other than from the VA. This represents less than 0.2% of total revenue in both years. In future filings, the Company will change its disclosure related to major customers to describe revenue from the federal government, consisting primarily of revenue from the VA.

Note 23. Income Taxes, page F-32

Comment 17. We note your reconciliation of unrecognized tax benefits on page F-36. Please tell us whether the amounts disclosed represent gross or net amounts. In this regard, we note that paragraph 21(a) of FIN 48 requires disclosure of the gross amount of increases and decreases in unrecognized tax benefits as a result of tax positions taken during a prior period and those taken in the current period. See also the example disclosure in paragraph A33 of FIN 48.

The Company hereby confirms the amounts disclosed in the unrecognized tax benefits reconciliation are on a gross basis. The Company also confirms that it omitted lines with zero balances from the reconciliation since inclusion of such line items was considered not meaningful.

*    *    *

If you have any questions regarding the matters discussed above, please telephone the undersigned at 202-624-2925 or, in my absence, Kelly Howard of this firm at 202-624-2993.

Sincerely,

/s/ Morris F. DeFeo, Jr.
Morris F. DeFeo, Jr.

Enclosures

cc:	David L. Piazza, Chief Financial Officer, QuadraMed Corporation
Katherine Wray, SEC

[Letterhead of QuadraMed Corporation]

STATEMENT OF QUADRAMED CORPORATION

QuadraMed Corporation (the “Company”) hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008, filed with the Commission on March 11, 2009 (File No. 001-32283; the “Filing”), and in all other periodic reports under the Securities Exchange Act filed with the Commission.

•

The Staff’s comments in the Comment Letter or any changes to the Company’s previous disclosure in its filings with the Commission in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 7, 2009	QuadraMed Corporation

/s/ David L. Piazza
	By:	David L. Piazza
	Title:	Chief Financial Officer,
Chief Operating Officer, Executive Vice President and Corporate Secretary